UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          SEQUOIA SOFTWARE CORPORATION
                          ----------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   817439102
                                   ---------
                                 (CUSIP Number)

                               December 31, 2001
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [_]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No.  817439102                                           Page 2 of 7 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BAKER COMMUNICATIONS FUND, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                  PN; IA

                                  SCHEDULE 13G

CUSIP No.  817439102                                           Page 3 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BAKER CAPITAL PARTNERS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                  OO; IA

                                                               Page 4 of 7 Pages


Item 1(a)         Name of Issuer:

                  Sequoia Software Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  5457 Twin Knolls Road, Columbia, MD  21045

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Baker Communications Fund, L.P., a Delaware limited partnership ("Baker Fund"); and

                  ii) Baker Capital Partners, LLC, a Delaware limited liability company ("Baker Partners").

                  This Statement relates to Shares (as defined herein)previously held for the account of the Baker Fund. Baker Partners serves as the sole general partner of Baker Fund. The following individuals serve as managers of Baker Partners: Henry G. Baker, John C. Baker; Ashley Leeds and Edward W. Scott.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business offices of each of Baker Fund and Baker Partners is 540 Madison Avenue, New York, NY 10022.

Item 2(c)         Citizenship:

                  (i)      Baker Fund is a Delaware limited partnership; and
                  (ii)     Baker  Partners  is  a  Delaware  limited   liability
                           company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  817439102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 7 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2001, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

 Baker Fund
 ----------

 (i)      Sole power to vote or to direct the vote:                            0

 (ii)     Shared power to vote or to direct the vote:                          0

 (iii)    Sole power to dispose or to direct the disposition of:               0

 (iv)     Shared power to dispose or to direct the disposition of:             0


 Baker Partners
 --------------

 (i)      Sole power to vote or to direct the vote:                            0

 (ii)     Shared power to vote or to direct the vote:                          0

 (iii)    Sole power to dispose or to direct the disposition of:               0

 (iv)     Shared power to dispose or to direct the disposition of:             0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

                                                               Page 6 of 7 Pages


Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                               Page 7 of 7 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2002                     BAKER COMMUNICATIONS FUND, L.P.

                                            By:      Baker Capital Partners, LLC
                                                     Its General Partner


                                            By:      /s/ JOHN C. BAKER
                                                     ---------------------------
                                                     Name:    John C. Baker
                                                     Title:   Manager


                                            BAKER CAPITAL PARTNERS, LLC


                                            By:      /s/ JOHN C. BAKER
                                                     ---------------------------
                                                     Name:    John C. Baker
                                                     Title:   Manager